Rule 424(b)(3), File #333-101462
Prospectus - Effective June 28, 2004 Name Changed to Japan Airlines Corporation

SUBSCRIPTION RIGHTS: Under current Japanese practice offerings of rights to subscribe to additional underlying securities are sometimes made, and in varying amounts, with a subscription price sometimes below the current market price of the security. In the absence of registration under United States Securities Act of 1933 of such rights the Depositary intends to endeavor to dispose of the rights for the benefit of the holders and owners of Receipts as provided in paragraph 9 hereof. Any disposal of rights may substantially dilute the equity of holders and owners of Receipts. Details with respect thereto may be obtained from the Depositary.

Due to changes in the Japanese Commercial Code effective October 1, 1982, the Depositary Shares represented by this receipt may only be presented for cancellation and release of the relative underlying shares in multiples of 200 Depositary Shares.

                                                    AMERICAN DEPOSITARY SHARES
                                                    (One (1) American Depositary
                                                    Share represents five (5)
                                                    Deposited Securities)

                              THE BANK OF NEW YORK
                           AMERICAN DEPOSITARY RECEIPT
                               FOR COMMON STOCK OF
                        JAPAN AIRLINES SYSTEM CORPORATION
                     (INCORPORATED UNDER THE LAWS OF JAPAN)

      The Bank of New York, as depositary (hereinafter called the "Depositary"), hereby certifies (i) that there have been deposited with the Depositary or its agent, nominee, custodian, clearing agency or correspondent, the securities described above or evidence of the right to receive such securities, (ii) that at the date hereof each American Depositary Share evidenced by this Receipt represents the amount of such Deposited Securities shown above, and that or registered assigns IS THE OWNER OF ________ AMERICAN DEPOSITARY SHARES hereby evidenced and called, and except as otherwise herein expressly provided, is entitled upon surrender at the Corporate Trust Office of the Depositary, New York, New York of this Receipt duly endorsed for transfer and upon payment of the charges as provided on the reverse of this Receipt and in compliance with applicable laws or governmental regulations, at Owner's option (1) to delivery at the office of the agent, nominee, custodian, clearing agency or correspondent of the Depositary, to a person specified by Owner, of the amount of Deposited Securities represented hereby or evidence of the right to receive the same or
(2) to have such Deposited Securities forwarded at his cost and risk to him at the Corporate Trust Office of the Depositary. The words "Deposited Securities" wherever used in this Receipt shall mean the Shares described herein (including such evidence of the right to receive the same) deposited with the Depositary as aforesaid, and any and all other shares, securities, cash and other property held by the Depositary in place thereof or in addition thereto as provided herein. The word "Owner" wherever used in this Receipt shall mean the name in which this Receipt is registered upon the books of the Depositary from time to time. The Depositary's Corporate Trust Office is located at a different address than its principal executive office. Its Corporate Trust Office is located at 101 Barclay Street, New York, New York 10286, and its principal executive office is located at One Wall Street, New York, New York 10286.

1.    RECEIPTS.

      This Receipt is one of a continuing issue of Receipts, all evidencing rights of like tenor with respect to the Deposited Securities, and all issued or to be issued upon the terms and conditions herein provided, which shall govern the continuing arrangement by the Depositary with respect to initial deposits as well as the rights of holders and Owners of Receipts subsequent to such deposits.

      The issuer of the Receipts is deemed to be the legal entity resulting from the agreement herein provided for.

      The issuance of Receipts against deposits generally may be suspended, or the issuance of Receipts against the deposit of particular securities may be withheld, if such action is deemed necessary or advisable by the Depositary at any time and from time to time because of any requirements of any government or governmental body or commission or for any other reason. The Depositary assumes no liability with respect to the validity or worth of the Deposited Securities.

2.    TRANSFER OF RECEIPTS.

      Until the surrender of this Receipt in accordance with the terms hereof, the Depositary will maintain an office in the Borough of Manhattan, the City of New York, for the registration of Receipts and transfers of Receipts where the Owners of Receipts may, during regular business hours, inspect the transfer books of the list of Owners of Receipts as maintained by the Depositary. The transfer of this Receipt is registrable on the books of the Depositary at its Corporate Trust Office by the holder hereof in person or by duly authorized attorney, upon surrender of this Receipt properly endorsed for transfer or accompanied by proper instruments of transfer and funds sufficient to pay any applicable transfer taxes, and the fees and expenses of the Depositary and upon compliance with such regulations, if any, as the Depositary may establish for such purpose, consistent with the provisions of Article 16 hereof. This Receipt may be split into other such Receipts, or may be combined with other such Receipts into one Receipt, representing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered. Upon such split or combination not involving a transfer, a charge will be made as provided herein. The Depositary may close the transfer books at any time or from time to time when deemed expedient by it in connection with the performance of its duties hereunder.

3.    PROOF OF CITIZENSHIP OR RESIDENCE.

      The Depositary may require any holder or Owner of Receipts, or any person presenting securities for deposit against the issuance of Receipts, from time to time, to file such proof of citizenship or residence and to furnish such other information, by affidavit or otherwise, and to execute such certificates and other instruments as may be necessary or proper to comply with any laws or regulations relating to the issuance or transfer of Receipts, the receipt or distribution of dividends or other property, or the taxation thereof or of receipts or deposited securities, and the Depositary may withhold the issuance or registration of transfer of any Receipt or payment of such dividends or delivery of such property from any holder, Owner or other person, as the case may be, who shall fail to file such proofs, certificates or other instruments.

4.    TRANSFERABILITY/RECORD-OWNERSHIP.

      It is a condition of this Receipt and every successive holder and Owner of this Receipt by accepting or holding the same consents and agrees, that title to this Receipt when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument, provided, however, that prior to the due presentation of this Receipt for registration of transfer as above provided, and subject to the provisions of Article 9 below, the Depositary, notwithstanding any notice to the contrary, may treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute owner hereof for the purpose of determining the person entitled to distribution of dividends or other purposes.


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

5.    TAX LIABILITY.

      The Depositary shall not be liable for any governmental taxes, assessments or charges or corporate assessments or charges which may become payable in respect of the Deposited Securities, but a ratable part of any and all of the same whether such tax, assessment or charge becomes payable by reason of any present or future law, statute, charter provision, by-law, regulation or otherwise, shall be payable by the Owner hereof to the Depositary at any time on request. Upon the failure of the holder or Owner of this Receipt to pay any such amount, the Depositary may sell for account of such Owner an amount of the Deposited Securities equal to all or any part of the amount represented by this Receipt, and may apply the proceeds in payment of such obligations, the Owner hereof remaining liable for any deficiency.

6.    REPRESENTATIONS AND WARRANTIES.

      Every person presenting securities for deposit shall be deemed thereby to represent and warrant that such securities and each certificate therefor are validly issued, fully paid and non-assessable and that the person making such deposit is duly authorized so to do. Every such person shall also be deemed to represent that the deposit of such securities and the sale of Receipts evidencing American Depositary Shares representing such securities by that person are not restricted under the Securities Act of 1933. Such representations and warranties shall survive the deposit of such securities and issuance of Receipts.

      This Receipt is issued subject, and all rights of the holder or Owner hereof are expressly subject, to the terms and conditions set forth on both sides of this Receipt, all of which form a part of the agreement evidenced in this Receipt and to all of which the holder or Owner hereof by accepting this Receipt consents.

7.    REPORTS OF ISSUER OF DEPOSITED SECURITIES; VOTING RIGHTS.

      The Depositary shall be under no obligation to give notice to the holder or Owner of this Receipt of any meeting of shareholders or of any report of or communication from the issuer of the Deposited Securities, or of any other matter concerning the affairs of such issuer, except as herein expressly provided. The Depositary undertakes to make available for inspection by holders and Owners of the Receipts at its Corporate Trust Office, any reports and communication received from the issuer of the Deposited Securities which are both (i) received by the Depositary as the holder of the Deposited Securities, and (ii) made generally available to the holders or Owners of the Deposited Securities by the issuer thereof. Such reports and communications will be available in the language in which they were received by the Depositary from the issuer of the Deposited Securities, except to the extent, if any, that the Depositary in its sole discretion elects to both (i) translate into English any of such reports or communications that were not in English when received by the Depositary and (ii) make such translation, if any, available for inspection by holders and Owners of the Receipts. The Depositary has no obligation of any kind to translate any of such reports or communications or to make such translation, if any, available for such inspection.

      The issuer of the Deposited Securities furnishes the Securities Exchange Commission (hereinafter called the "Commission") with certain public reports and documents required by foreign law or other wise under Rule 12g3-2(b) of the Securities Act of 1934. Such reports and documents are available for inspection and copying by holders of Receipts at the public reference facility maintained by the Commission in Washington, D.C.


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

      The Depositary may in its sole discretion, but shall not be required to, exercise any voting rights which may exist in respect of the Deposited Securities, provided that upon the written request of the Owner hereof and the payments to it of any expense involved, the Depositary will endeavor in so far as practicable to exercise any such then existing voting rights with respect to an amount of the Deposited Securities represented hereby in accordance with such request.

8.    DISTRIBUTIONS.

      Until the surrender of this Receipt, the Depositary shall distribute or otherwise make available to the Owner hereof, at a time and in such manner as it shall determine, any distributions of cash, subscription or other rights, securities described above or other property or securities received with respect to the amount of Deposited Securities represented hereby, after deduction, or upon payment of the fees and expenses of the Depositary described in Article 14 below, and the withholding of any taxes in respect thereof, provided, however, that the Depositary shall not make any distribution which in the opinion of counsel would violate the Securities Act of 1933 or any other applicable law. In such case, the Depositary may sell such subscription or other rights, securities or other property. In lieu of distributing fractional shares, the Depositary may, in its discretion, sell the amount of securities or property equal to the aggregate of any fractional shares. Except as otherwise provided, in the case of subscription or other rights, the Depositary shall issue warrants for such subscription or other rights and shall seek instructions from the Owner of this Receipt as to the disposition to be made of such subscription or other rights. In the absence of such instructions, the Depositary may sell such rights if they are about to lapse. Sales of subscription or other rights, securities or other property by the Depositary shall be made at such time and in such manner as the Depositary may deem advisable, and in such case, the Depositary shall distribute to the Owner hereof the net proceeds after deduction of its fees and expenses described in Article 14 below and the withholding of taxes in respect thereof.

      If the Depositary shall find in its opinion that any cash distribution is not convertible in its entirety or with respect to the Owners of a portion of the Receipts, on a reasonable basis into U.S. Dollars available to it in the City of New York, or if any required approval or license of any government or agency for such conversion is denied or is not obtainable within a reasonable period, the Depositary may in its discretion make such conversion and distribution in U.S. Dollars to the extent possible, at such time and rates of conversion as the Depositary shall deem appropriate, to the Owners entitled thereto and shall with respect to any such currency not converted or convertible either (i) distribute such currency to the holders entitled thereto or (ii) hold such currency for the respective accounts of such Owners and distribute appropriate warrants or other instruments evidencing rights to receive such foreign currency.

9.    RECORD DATES ESTABLISHED BY DEPOSITARY.

      Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be offered, with respect to Deposited Securities, or whenever the Depositary shall receive notice of any meeting of Owners of Deposited Securities, or whenever it is necessary in the opinion of the Depositary to determine the Owners of Receipts, the Depositary will fix a record date for the determination of the Owners generally or the Owners of Receipts who shall be entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or to give instructions for the exercise of voting rights at any such meeting. Surrender of this Receipt for registration of transfer subsequent to any such record date and prior to the date of payment, distribution or meeting shall not affect the right of the Owner hereof on such record date to receive such payment or distribution or to direct the manner of voting the Deposited Securities represented hereby.

10.   FORWARDING AND DELIVERY OF DEPOSITED SECURITIES.

      At any time the Depositary may, in its sole discretion, cause any or all Deposited Securities to be forwarded at the cost and risk of the holders or Owners of the Receipts to the Corporate Trust Office of the Depositary or to any agent, nominee, custodian, clearing agency, or correspondent of the Depositary, to be held by the Depositary, or such agent, nominee, custodian, clearing agency, or correspondent, in which case the Owner hereof shall have, in lieu of the option set forth in clauses (1) and (2) of the first Article on the face hereof, the right only to have the Depositary or the office of such agent, nominee, custodian, clearing agency, or correspondent, to or upon the order of such Owner, forward such an amount of Deposited Securities as are represented hereby upon the surrender of this Receipt properly endorsed or accompanied by proper instruments of transfer and upon payment of the applicable fees, taxes and charges. The Depositary shall not incur any liability to any holder or Owner of this Receipt by reason of any such forwarding or failure to forward any or all Deposited Securities.

11.   CHANGES AFFECTING DEPOSITED SECURITIES.

      Upon (i) any change in par value or any subdivision, combination or any other reclassification of the Deposited Securities, or (ii) any recapitalization, reorganization, sale of assets substantially as an entirety, merger or consolidation affecting the issuer of the Deposited Securities or to which it is a party, or (iii) the redemption by the issuer of the Deposited Securities at any time of any or all of such Deposited Securities (provided the same are subject to redemption), then and in any such case the Depositary shall have the right to exchange or surrender such Deposited Securities and accept and hold hereunder in lieu thereof other shares, securities, cash or property to be issued or delivered in lieu of or in exchange for, or distributed or paid with respect to, such Deposited Securities. Upon any such exchange or surrender, the Depositary shall have the right, in its discretion, to call for surrender of this Receipt in exchange (upon payment of fees and expenses of the Depositary) for one or more new Receipts of the same form and tenor as shares, securities, cash or property. In any such case the Depositary shall have the right to fix a date after which this Receipt shall only entitle the Owner to receive such new Receipt or Receipts. The Depositary shall mail notice of any redemption of Deposited Securities to the Owner of Receipts, provided that in the case of any redemption of less than all of the Deposited Securities the Depositary shall draw in such manner as it shall determine an equivalent number of American Depositary Shares and shall mail notice of redemption only to the Owners of Receipts evidencing the American Depositary Shares so drawn for redemption in part. The sole right of the Owners of Receipts evidencing American Depositary Shares designated for redemption after the mailing of such notice of redemption shall be to receive the cash, rights and other property applicable to the same, upon surrender to the Depositary (and upon payment of its fees and expenses) of the Receipts evidencing such American Depositary Shares.

12.   LIABILITY OF DEPOSITARY.

      The Depositary shall not incur any liability to any holder or Owner of this Receipt, if by reason of any provisions of any present or future law of the United States of America, or of any state thereof, or of any foreign country, or political subdivision thereof, or by reason of any provision, present or future, of the charter, certificate of incorporation, memorandum or articles of association, statutes, code of regulations, by-laws or resolutions of the issuer of the Deposited Securities, the Depositary shall be prevented or forbidden from or subjected to any civil or criminal penalty or extraordinary expenses on account of doing or performing any act or thing which by the terms hereof it is provided shall be done or performed; nor shall the Depositary incur any liability to any holder or Owner hereof by reason of any delay in the performance or non-performance of any act or thing which by the terms hereof it is provided shall be done or performed, caused as aforesaid or arising out of any act of God or war or any other circumstances beyond its control, or by reason of any exercise of, or failure to exercise, any discretion provided for herein.

      So long as the Depositary acts or omits to act in good faith it shall not be responsible for any failure to carry out any requests to vote or for the manner or effect of any vote made either with or without request, or for not exercising any right to vote.


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

      The Depositary does not assume any obligation and shall not be subject to any liability to holders or Owners hereunder other than agreeing to use its best judgment and good faith in the performance of such duties as are set forth herein, including, without limitation, the time and rates for conversion of any foreign currency into U.S. Dollars.

      The Depositary shall be under no obligation to appear in, prosecute or defend, any action, suit or other proceeding in respect of any of the Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability be furnished as often as may be required. The Depositary shall not be liable for any action or non-action by it in reliance upon the advice of or information from legal counsel, accountants or any other persons believed by it in good faith to be competent to give such advice or information.

      The Depositary, subject to Article 15 hereof, may itself become the owner of and deal in securities of any class of the issuer of the Deposited Securities and in Receipts of this issue.

13.   TERMINATION OF AGREEMENT AND SURRENDER OF THIS RECEIPT.

      The Depositary may at any time terminate the agreement evidenced by this Receipt and all other Receipts by mailing notice of such termination to the Owners of all Receipts then outstanding to them at their addresses appearing upon the books of the Depositary, at least thirty days prior to the date fixed in such notice for termination. On and after such date of termination the Owner hereof, upon surrender of this Receipt at the Corporate Trust Office of the Depositary, will be entitled to delivery of the amount of the Deposited Securities represented hereby upon the same terms and conditions, and upon payment of a fee at the rates provided herein with respect to the surrender of this Receipt for Deposited Securities and on payment of applicable taxes and charges. The Depositary may convert any dividends received by it in cash after the termination date into U.S. Dollars as herein provided, and after deducting therefrom the taxes and governmental charges herein referred to, hold the balance of said dividends for the pro rate benefit of the Owners of the respective Receipts. As to any Receipts not so surrendered within thirty days after such date of termination the Depositary shall thereafter have no obligation with respect to the collection or disbursement of any subsequent dividends or any subscriptions or other rights accruing on the Deposited Securities. After the expiration of six months from such date of termination the Depositary may sell any remaining Deposited Securities in such manner as it may determine, and may thereafter hold uninvested the net proceeds of any such sale or sales together with any dividends received prior to such sale or the U.S. Dollars received on conversion thereof, unsegregated and without liability for any interest thereon, for the pro rata benefit of the Owners of the Receipts which have not therefore been surrendered for cancellation, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, or if no such sale can be made after the expiration of two years from such date of termination, the Depositary shall be discharged from all obligations whatsoever to the holders and Owners of the Receipts except to make distribution of the net proceeds of sale and of such dividends (after deducting all fees, charges and expenses of the Depositary) or of the Deposited Securities in case no sale can be made upon surrender of the Receipts.


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

14.   CERTAIN FEES AND CHARGES OF THE DEPOSITARY.

      The Depositary may charge fees for receiving deposits and issuing Receipts, for delivering Deposited Securities against surrendered Receipts, for transfer of Receipts, for splits or combinations of Receipts, for distribution of each Dividend, for sales or exercise of Rights, or for other services performed hereunder. The Depositary fees may differ from those of other Depositaries. The Depositary reserves the right to modify, reduce or increase its fees upon thirty (30) days' notice to the Owner hereof. The Depositary will provide, without charge, a copy of its latest fee schedule to any party requesting it.

15.   PRE-RELEASE OF RECEIPTS.

      Notwithstanding any other provision of this Receipt, the Depositary may execute and deliver Receipts prior to the receipt of Shares ("Pre-Release"), the Depositary may deliver Shares upon the receipt and cancellation of Receipts which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such Receipt has been Pre-Released. The Depositary may receive Receipts in lieu of Shares in satisfaction of a Pre-Release. Each Pre-Release will be (a) preceded or accompanied by a written representation from the person to whom Receipts are to be delivered that such person, or its customer, owns the Shares or Receipts to be remitted, as the case may be, (b) at all times fully collateralized with cash or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five (5) business days notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of American Depositary Shares which are outstanding at any time as a result of Pre-Releases will not normally exceed thirty percent (30%) of the Shares deposited with the Depositary; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate.

      The Depositary may retain for its own account any compensation received by it in connection with the foregoing.

16.   COMPLIANCE WITH U.S. SECURITIES LAWS.

      Notwithstanding any terms of this Receipt to the contrary, the Depositary will not exercise any rights it has under this Receipt to prevent the withdrawal or delivery of Deposited Securities in a manner which would violate the United
States securities laws including, but not limited to, Section 1A(1) of the General Instructions to the Form F-6 Registration Statement, as amended from time to time, under the Securities Act of 1933.

17.   GOVERNING LAW.

      This Receipt shall be interpreted and all rights hereunder and provisions hereof shall be governed by the laws of the State of New York.


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